Robert Shapiro Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 VIA EDGAR

Re: LM Ericsson Telephone Company

Form 20-F for Fiscal Year Ended December 31, 2016

Filed April 26, 2017

File No. 001-12033

Dear Mr. Shapiro:

On behalf of LM Ericsson (“Ericsson” or the “Company” or “we”), we hereby provide the following responses to the comments contained in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Ericsson, dated September 28, 2017. For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

Item 15A. Swedish Annual Report for 2016 in English (Adjusted Version)

Financials – Board of Directors’ report

Business in 2016

Financial Highlights.

Gross Margin, page 30

1.    Please discuss and quantify in greater detail the reasons for the period-to-period changes in sales and gross margin including changes in sales price, sales volume, and service and product mix. Please also disclose if you consider the decline in sales a trend that you expect to continue or change and the reasons why. Refer to Part I, Items 5A.1 and 5.D of Form 20-F.

We acknowledge the Staff’s comment and respectfully advise the Staff that Ericsson will quantify in greater detail the reasons for the period-to-period changes in sales and gross margin, as well as provide a discussion of any trends relating to changes in sales, in Ericsson’s Form 20-F for the fiscal year ended December 31, 2017. In regard to the latter, we advise the Staff that, following the filing of Ericsson’s Form 20-F for the fiscal year ended

Telefonaktiebolaget LM Ericsson

SE-164 83 Stockholm

SWEDEN
	Tel: +46 10 719 00 00	VAT: SE556016068001	Visiting address
	Fax: +46 10 719 95 27	Reg no: 556016-0680	Torshamnsgatan 21 (Kista)

2 (2)

December 31, 2016, Ericsson began to include in its reports on Form 6-K furnishing its announcements regarding its quarterly results management’s views on trends under the caption “Planning Assumptions Going Forward,” and intends to include similar disclosure in Ericsson’s Form 20-F for the fiscal year ended December 31, 2017.

Business Results, Segments, page 33

2.    For each segment, please discuss and quantify in greater detail the reasons for the period-to-period changes in sales and operating income including changes in sales price, sales volume, and service and product mix. Please also disclose if you consider the decline in sales a trend that you expect to continue or change and the reasons why. Refer to Part I, Items 5A.1 and 5.D of Form 20-F.

We acknowledge the Staff’s comment and respectfully advise the Staff that Ericsson will for each segment quantify in greater detail the reasons for the period-to-period changes in sales and operating income, as well as provide a discussion of any trends relating to changes in sales, in Ericsson’s Form 20-F for the fiscal year ended December 31, 2017. In regard to the latter, we advise the Staff that following the filing of Ericsson’s Form 20-F for the fiscal year ended December 31, 2016, Ericsson began to include in its reports on Form 6-K furnishing its announcements regarding its quarterly results management’s views on trends under the caption “Planning Assumptions Going Forward,” and intends to include similar disclosure on a segment basis in Ericsson’s Form 20-F for the fiscal year ended December 31, 2017.

If you have additional questions, please do not hesitate to contact us.

October 27, 2017

TELEFONAKTIEBOLAGET LM ERICSSON

Sincerely,

    /s/ Carl Mellander

Carl Mellander

Chief Financial Officer

cc:	Securities and Exchange Commission
Division of Corporation Finance
Ivette Leon
Carlos Pacho

Telefonaktiebolaget LM Ericsson
Nina Macpherson

Simpson Thacher & Bartlett LLP
Joshua Ford Bonnie